SUB-ITEM 77M: Mergers

Hartford Growth Opportunities HLS Fund

Effective June 23, 2014, Hartford Growth HLS Fund (the “Growth Fund”) was reorganized into Hartford Growth Opportunities HLS Fund (the “Growth Opportunities Fund”).

At a meeting held on February 5, 2014, the Board of Directors of Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (the “Company”) approved an Agreement and Plan of Reorganization that provided for the reorganization of the Growth Fund, a series of Hartford Series Fund, Inc., into the Growth Opportunities Fund, a series of the Company (the “Reorganization”). The Reorganization did not require shareholder approval.

The Reorganization resulted in: (1) the transfer of all of the assets of the Growth Fund to the Growth Opportunities Fund in exchange for shares of the Growth Opportunities Fund that had an aggregate net asset value equal to the aggregate net asset value of the shares of the Growth Fund; (2) the assumption by the Growth Opportunities Fund of all of the liabilities of the Growth Fund; and (3) the distribution of shares of the Growth Opportunities Fund to the shareholders of the Growth Fund in complete liquidation of the Growth Fund. Each shareholder of the Growth Fund received shares of the Growth Opportunities Fund of the same class, and in equal value to, the shares of the Growth Fund held by that shareholder as of June 20, 2014.